Exhibit 12.1

Terayon Communication Systems, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)
(Unaudited)

						Six Months
	Twelve Months Ended December 31,					ENDED
	1998	1999	2000	2001	2002	6/30/2003

Loss before income taxes	$(23,228)	$(64,080)	$(180,767)	$(577,761)	$(43,975)	$(36,999)
Add: Fixed charges	450	170	12,566	27,109	8,836	1,960

Adjusted loss	$(22,778)	$(63,910)	$(168,201)	$(550,652)	$(35,139)	$(35,039)

Fixed Charges
Interest expense	359	93	11,265	15,224	6,174	1,651
Amortization of debt issuance costs	0	0	960	11,289	1,929	152
Estimated interest component of rental expense (1)	91	77	341	596	733	157
Fixed Charges	450	170	12,566	27,109	8,836	1,960

Deficiency of earnings available to cover fixed costs	$(23,228)	$(64,080)	$(180,767)	$(577,761)	$(43,975)	$(36,999)

Ratio of earnings to fixed charges (2)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	The estimated interest component of rental expense was calculated using the net present value of the annual rental expense discounted by 8%.

(2)	Our earnings were insufficient to cover fixed charges for the last five fiscal years and in the six-month period ended June 30, 2003.

     For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated loss from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest of all indebtedness, estimated interest within rental expense and amortization of debt issuance costs.

The ratio of earnings to fixed charges and preferred stock dividends are identical to the ratio of earnings to fixed charges.